# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PETROLEO BRASILEIRO S.A. PETROBRAS, CIK 0001119639
CUSIP: 71654V408
Title of class of securities: American Depositary Shares representing Common Stock
Address of issuer's principal executive offices: Avenida Republica do Chile 65, centro, Rio de Janeiro RJ, Brazil (D5), 20035 900
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-25-002113
Filed by CIK 0001697233

## Reporting persons
- GQG Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 131,578,212; shared voting power 0; sole dispositive power 144,189,496; shared dispositive power 0; aggregate amount beneficially owned 0 (3.88% of the class)

## Item 1. Issuer
Name of issuer: PETROLEO BRASILEIRO S.A. PETROBRAS
Address of issuer's principal executive offices: Avenida Republica do Chile 65, centro, Rio de Janeiro RJ, BRAZIL 20035 900

## Item 2. Person Filing
Name of person filing: GQG Partners LLC
Address of principal business office or, if none, residence: 350 E. Las Olas Blvd., 18th floor, Fort Lauderdale, FL 33301
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 144189496
Percent of class: 3.88
Sole power to vote or to direct the vote: 131578212
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 144189496
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GQG Partners LLC: /s/ Salvatore DiGangi, Chief Compliance Officer (12/03/2025)